SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

From: 22 December 2011

IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F- ☐             Form 40-F- ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

Enclosed:

Material Document – Rio Arbitration

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.

Date: 22 December 2011	By:	/s Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President &
Corporate Secretary

Form 51-102F3

Material Change Report

1.	REPORTING ISSUER

Ivanhoe Mines Ltd. (the “Company”)

World Trade Centre

654 - 999 Canada Place

Vancouver, BC

V6C 3E1

2.	DATE OF MATERIAL CHANGE

December 12, 2011

3.	PRESS RELEASE

The press release was issued on December 12, 2011 and was disseminated through the facilities of recognized newswire services. A copy of the news release was filed on SEDAR.

4.	SUMMARY OF MATERIAL CHANGE

On December 12, 2006, the arbitrator in the arbitration proceeding between the Company and Rio Tinto International Holdings Ltd. (“Rio Tinto”) rendered his decision.

Rio Tinto initiated the arbitration by claiming that the Shareholders’ Rights Plan adopted by the Company in April 2010 could potentially breach rights granted to Rio Tinto in the Private Placement Agreement dated October 18, 2006, as amended (the “Private Placement Agreement”). The Company made a counterclaim against Rio Tinto alleging that Rio Tinto acted in breach of certain of its obligations under the Private Placement Agreement.

The arbitrator decided that, if Rio Tinto triggers the Shareholders’ Rights Plan and thereby becomes an “acquiring person,” the anti-dilution rights granted to Rio Tinto in the Private Placement Agreement will nevertheless continue to apply such that Rio Tinto’s shareholding in the Company cannot be involuntarily diluted through the operation of the Shareholders’ Rights Plan. The arbitrator also decided that Rio Tinto did not act in breach of its obligations under the Private Placement Agreement.

5.	FULL DESCRIPTION OF MATERIAL CHANGE

On December 12, 2006, the arbitrator in the arbitration proceeding between the Company and Rio Tinto rendered his decision.

Rio Tinto initiated the arbitration by claiming that the Shareholders’ Rights Plan adopted by the Company in April 2010 could potentially breach rights granted to Rio Tinto in the Private Placement Agreement. The Company made a counterclaim against Rio Tinto alleging that Rio Tinto acted in breach of certain of its obligations under the Private Placement Agreement.

The arbitrator decided that, if Rio Tinto triggers the Shareholders’ Rights Plan and thereby becomes an “acquiring person,” the anti-dilution rights granted to Rio Tinto in the Private Placement Agreement will nevertheless continue to apply such that Rio Tinto’s shareholding in the Company cannot be involuntarily diluted through the operation of the Shareholders’ Rights Plan.

Rio Tinto’s anti-dilution rights under the Private Placement Agreement, which apply in situations where the Company proposes to issue common shares to any person(s) other than Rio Tinto, entitle Rio Tinto to acquire a sufficient number of common shares of the Company so as to result in Rio Tinto beneficially owning the same percentage of issued and outstanding common shares that it would have owned had no common shares been issued to any other person(s).

The effect of the arbitrator’s decision is that the Company’s Shareholders’ Rights Plan may remain in effect until its scheduled expiry in April 2013 and will apply to all of the Company’s shareholders, but the exercise of rights under the Shareholders’ Rights Plan will be subject to Rio Tinto’s anti-dilution rights if Rio Tinto triggers the Shareholders’ Rights Plan and thereby becomes an “acquiring person”.

The excerpted reasons for the arbitrator’s decision that, if Rio Tinto triggers the Shareholders’ Rights Plan and thereby becomes an “acquiring person,” the anti-dilution rights granted to Rio Tinto in the Private Placement Agreement will nevertheless continue to apply are reproduced verbatim in Appendix A to this report.

If Rio Tinto acquired any additional common shares and the Shareholders’ Rights Plan was triggered, the rights issued under the Shareholders’ Rights Plan (the “SRP Rights”) would separate from the common shares and become exercisable by the Company’s shareholders (other than Rio Tinto). Each SRP Right would entitle a shareholder (other than Rio Tinto) to acquire 10 common shares for the then aggregate market price of five common shares. There is no assurance that the SRP Rights, once separated from the common shares, would be tradeable or have any value to shareholders. If Rio Tinto acquired additional shares and thereby triggered the Shareholders’ Rights Plan, those shareholders who did not fully exercise their SRP Rights would suffer potentially substantial dilution at the hands of the other shareholders who did fully exercise their SRP Rights.

The arbitrator’s decision also addressed the counterclaim that Ivanhoe filed against Rio Tinto. The counterclaim alleged that Rio Tinto acted in breach of certain of its obligations under the Private Placement Agreement. The arbitrator determined that Rio Tinto had not breached such obligations.

6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51- 102

Not applicable.

7.	OMITTED INFORMATION

No information has been intentionally omitted from this form.

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8.	EXECUTIVE OFFICER

The name and business number of the executive officer of the Company who is knowledgeable of the material change and this report is:

Beverly Bartlett

654 – 999 Canada Place

Vancouver, BC V6C 3E1

Telephone: (604) 688-5755

9.	DATE OF REPORT

DATED at Vancouver, British Columbia this 22nd day of December, 2011.

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APPENDIX A

EXCERPTS FROM ARBITRATOR’S REASONS FOR DECISION

59. In applying these legal principles, it is clear, on a plain reading of Part 5 of the PPA and in the context of the agreement as a whole, that these provisions were intended to confer broad (and perpetual) antidilution rights in respect of Rio Tinto’s substantial investment in Ivanhoe Shares. I accept the evidence of Rio Tinto that its investment in Ivanhoe was a risky one, considering the status of the OT Project at the time it entered into the PPA and the lack of an investment agreement with Mongolia. It was in this context that it bargained for anti-dilution rights (as did Ivanhoe for the Standstill covenant and certain other rights).

60. The Parties are each sophisticated and negotiated the PPA with the benefit of competent legal and other professional advice and with considerable knowledge of the circumstances and of each other.

61. The PPA does not deal with a shareholders rights plan. There was no suggestion by either of the Parties that, in negotiating the PPA, they had specifically contemplated the application of a shareholders rights plan to the contractual provisions contained therein.

62. The SRP is a relatively conventional Canadian rights plan, save for the specific effort made therein to ensure that Rio Tinto’s pre-existing contractual rights would be protected. As noted above, this was done by making the operation of the SRP subject to the “RT Arrangements”.

63. At the time the SRP was adopted by Ivanhoe, Rio Tinto owned 22.4% of the Ivanhoe Shares and had certain rights to increase its shareholding. As noted, Rio Tinto now holds 49% of Ivanhoe Shares.

64. The principal issue to be determined in respect of Rio Tinto’s claim is whether the issuance of Ivanhoe Shares on the occurrence of a Flip-In Event would qualify as an Exempt Ivanhoe Share Transaction under section 5.7(c) of the PPA and, accordingly, not be subject to Rio Tinto’s anti-dilution or pre-emptive rights under Part 5 of the PPA.

65. The interpretation of section 5.7(c) is made difficult as a result of the somewhat unclear and inconsistent references to Ivanhoe Convertible Securities in Part 5 of the PPA. Under section 5.1, Rio Tinto’s pre-emptive rights only apply when Ivanhoe proposes or becomes obliged to issue Ivanhoe Shares (other than pursuant to an Exempt Ivanhoe Share Transaction). However, both the prefatory language in section 5.7 and section 5.7(c) refer to Rio Tinto’s pre-emptive rights not applying to any issuance of Ivanhoe Shares or Ivanhoe Convertible Securities made to all holders of Ivanhoe Shares on a pro rata basis. The reason for these references to the issuance of Ivanhoe Convertible Securities is not clear, given that section 5.1 doesn’t apply to the issuance of Ivanhoe Convertible Securities per se.

66. In contrast, the reference to Ivanhoe Convertible Securities in section 5.7(b) appears to have been purposeful.

67. Ivanhoe argued that section 5.1 does not apply to an issuance of Ivanhoe Shares pursuant to any issuance of Ivanhoe Convertible Securities made to all holders of Ivanhoe Shares on a pro rata basis. It argues that to find otherwise one would have to read out the portions of section 5.1 and section 5.7 which provide that Rio Tinto’s pre-emptive (or anti- dilution) rights do not apply to “an issuance of Ivanhoe Shares pursuant to” any of the transactions listed in section 5.7. Put another way, Ivanhoe argues that I should read into section 5.7(c) “any issuance of Ivanhoe Shares pursuant to the exercise of Ivanhoe Convertible Securities previously issued to all holders of Ivanhoe Shares on a pro rata basis or …”.

68. It is well established law that there is a presumption against adding unexpressed terms to a contract by necessary implication unless “it goes without saying” or is necessary to give business efficacy to the contract. 9 Ivanhoe did not argue, nor do I see any basis, for implying such a term into the PPA.

69. Rio Tinto argues that, had the Parties intended and the PPA provided for section 5.7(c) to apply to the exercise of Ivanhoe Convertible Securities (as Ivanhoe effectively argues), they (and the PPA) would have used the same language in section 5.7(c) as they did (and the PPA does) in section 5.7(a) – relating to the award “or exercise” of equity incentive or equity compensation securities, or section 5.7(b) – relating to the “exercise” of any Ivanhoe Convertible Securities outstanding as of the date the PPA was entered into.

70. In Bell Canada v. The Plan Group at paragraph 38, 10 the Ontario Court of Appeal cautioned against an overly technical reading of an agreement:

... each word in an agreement is not to be “placed under the interpretative microscope in isolation and given a meaning without regard to the entire document and the nature of the relationship created by the agreement.” Courts should not strain to dissect a written agreement into isolated components and then interpret them in a way that - while apparently logical at one level - does not make sense given the overall wording of the document and the relationship of the parties.

71. In my view, Ivanhoe’s suggested interpretation of section 5.7 requires a technical reading which is not consistent with the overall scheme of the PPA or the factual matrix giving rise to it.

72. While, given the foregoing conclusion, it does not affect the outcome of Rio Tinto’s claim, I would also note that the actual issuance of Ivanhoe Shares pursuant to the occurrence of a Flip-In Event under the SRP would not be one “made to all holders of Ivanhoe Shares on a pro rata basis”.

73. Moreover, as noted above, the SRP specifically exempts from the definition of a Flip- In Event any acquisition of Ivanhoe Shares or Ivanhoe Convertible Securities, including Anti-Dilution Ivanhoe Shares, pursuant to any of the RT Arrangements. The right to acquire such shares by Rio Tinto, following the occurrence of a Flip-In Event would defeat the purpose of the SRP (and impose substantial costs on the Parties).

74. In the course of its submissions, counsel for Ivanhoe raised a number of other arguments with respect to the application of the SRP which merit consideration.

9	Supra, note 7 at para. 27.
10	(2009), 96 OR (3d) 81.

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75. Ivanhoe argued that the SRP rights were issued to all holders of Ivanhoe Shares on a pro rata basis (and therefore come within section 5.7(c)) of the PPA and that the Ivanhoe Shares that would be issued on the occurrence on a Flip-In Event are “embedded within” those rights so as to form part of the same transaction. The SRP itself provides for a separate issuance of Ivanhoe Shares upon the exercise of the SRP rights, as does section 5.7 of the PPA. The issue of whether the SRP rights (and prior rights issued by Ivanhoe) were issued to all Ivanhoe shareholders on a “pro rata basis” for purposes of the PPA isn’t relevant to my determination (nor are the somewhat inconsistent positions taken by Rio Tinto in this respect).

76. Ivanhoe argued that Rio Tinto does not have the right not to be diluted but, rather, that the PPA gives Rio Tinto the option to purchase additional Ivanhoe Shares to maintain its relative shareholding position if Ivanhoe becomes obliged to issue any Ivanhoe Shares (other than Ivanhoe Shares issued pursuant to an Exempt Ivanhoe Share Transaction). Ivanhoe argues that this suggests the purpose of the anti-dilution rights in the PPA was to ensure that, aside from limited exceptions, Rio Tinto wouldn’t be diluted in circumstances “beyond its control” (and that Rio Tinto has the ability to determine whether or not a Flip- In Event under the SRP occurs). I concur with the fact that Rio Tinto has a choice (rather than a right) not to be diluted. This, in my view, goes to relief, rather than to clarifying the purpose of Rio Tinto’s antidilution rights.

77. Ivanhoe argued that interpreting the definition of Exempt Ivanhoe Share Transaction as requiring a pro rata distribution of both Ivanhoe Convertible Securities and the underlying Ivanhoe Shares effectively deprives the carve-out in section 5.7(c) of any meaning for Ivanhoe Convertible Securities. While it is difficult to think of examples where, following a pro rata distribution of Ivanhoe Convertible Securities, such securities would (or could) be exercised on the same pro rata basis, Ivanhoe’s counsel acknowledged at least one (a conventional rights offering) and there may be others (e.g., the issuance of convertible debt).

78. More importantly, as noted above, it appears that the inclusion of the references to Ivanhoe Convertible Securities in section 5.7 of the PPA may have been the result of inadvertent drafting (perhaps an effort to catch all possible circumstances in protecting Rio Tinto’s anti-dilution rights). As Ivanhoe acknowledges, there was no need to include a reference to Ivanhoe Convertible Securities in the prefatory language of section 5.7 as Rio Tinto’s anti-dilution rights only apply to Ivanhoe Shares (not Ivanhoe Convertible Securities).

79. Arguments were also made with respect to whether the operation of the SRP breaches section 6.3 and section 6.5 of the PPA. Neither is relevant to my determination of the issues in dispute, but they highlight the difficulties that Ivanhoe encountered in attempting to “dove-tail” the SRP to the provisions of the PPA (which, the SRP acknowledges, should prevail in the event of a conflict). I would also note that the protocol created under section 6.5 expired on October 27, 2011. Likewise, the likelihood of an Alternative Ivanhoe Control Transaction right created in section 6.3 (in the event that a Third-party proposes an “Ivanhoe Control Transaction”) is somewhat remote, given Rio Tinto’s 49% ownership position and perpetual anti-dilution rights.

80. Based on the foregoing, I confirm that Rio Tinto’s anti-dilution rights under Part 5 of the PPA are part of the RT Arrangements pursuant to the SRP, such that they continue to apply if a Flip-In Event is triggered and Rio Tinto’s SRP rights become null and void.

81. Rio Tinto also sought equitable relief in the nature of an injunction to exclude it from the application of the SRP such that, if the SRP is triggered and would result in Rio Tinto’s SRP rights being rendered null and void, no Ivanhoe Shares will be issuable pursuant to the exercise of any of the SRP rights and no Ivanhoe Shares will need to be issued pursuant to Part 5 of the PPA.

82. Given my determination as to the manner in which the SRP “dove-tails” with the PPA, I do not believe such equitable relief is necessary. Rather, I would have thought that, based on my decision, the directors of Ivanhoe will give serious consideration to whether it is in the best interests of Ivanhoe for them to seek the requisite shareholder approval or consent to either redeem the SRP rights or waive the application of section 3.1 of the SRP in respect of the occurrence of any Flip-In Event caused by Rio Tinto.

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